Mail Stop 4720

July 29, 2009

Via Facsimile and U.S. Mail

Paul L. Berns
President and Chief Executive Officer
Allos Therapeutics, Inc.
11080 CirclePoint Road, Suite 200
Westminster, CO 80020

> **Re: Allos Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 20, 2009**
> **File No. 333-160679**

Dear Mr. Berns:

This is to advise you that we have limited our review of the above information statement to the issues identified below. We will make no further review of this filing.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

General

1. Please revise your disclosure to include a discussion of the private placement in which the shares to be offered through your registration statement were issued.

2. We note that you are party to a registration rights agreement with Warburg Pincus Private Equity VIII, L.P. Please either file this agreement as an exhibit to your registration statement or incorporate this agreement by reference to another filing to which it is exhibited.

*   *   *

As appropriate, please revise your information statement in response to these comments. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish a response letter that keys your responses to our comments. Detailed cover letters

Paul L. Berns
Allos Therapeutics, Inc.
July 29, 2009
Page 2

greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: James C.T. Linfield, Esq.
       Brent D. Fassett, Esq.
       Cooley Godward Kronish LLP
       380 Interlocken Crescent, Suite 900
       Broomfield, CO 80021